Exhibit 21.1
EQUITY COMMONWEALTH
SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation, Organization or Incorporation
EQC 17th Street Plaza LLC	Delaware
EQC Capitol Tower Property LLC	Delaware
EQC Capitol Tower QRS, Inc.	Delaware
EQC Herald Square Property LLC	Delaware
EQC Operating Trust	Maryland
EQC Securities LLC	Delaware
EQC TRS LLC	Delaware
Equity Commonwealth LLC	Delaware
Equity Commonwealth Management LLC	Delaware